UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Equity Investment in a Consolidated Subsidiary

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) resolved to make an equity investment in KT Freetel Corporation (“KT Freetel”), a 40.26%-owned consolidated subsidiary of KT Corporation. Details are as follows:

1.	Total amount of investment: Won 536.2 billion.

2.	Investment methods:

a.	Purchase of Won 336.2 billion convertible bonds which are convertible into 9,040 thousand common share of KT Freetel Corporation.

b.
Purchase of approximately Won 200 billion of common shares of KT Freetel, or approximately 3.5% of issued common shares of KT Freetel. KT Corporation will purchase the common shares of KT Freetel from December 16, 2002 to June 13, 2003.

3.	Terms of convertible bonds:

a.	Conversion price: Won 37,200.

b.	Coupon: 1%.

c.	Maturity: three years

d.	Yield to maturity: 3%.

4.	Date of board resolution: November 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KT CORPORATION

By:	/s/ JOONG-SOO NAM
Name: Joong-Soo Nam Title: Executive Vice President and Chief Financial Officer

Dated:    December 2, 2002